EXHIBIT 99.1

NANOBIOTIX Announces Oral Presentation of Final Results From a Phase 1 Dose Expansion Study Evaluating NBTXR3 in Head and Neck Cancer at the 65th Annual Meeting of the American Society for Radiation Oncology

Conference call and live webcast Thursday, October 5th, 2023, at 8:00 AM EDT/2:00pm CEST

PARIS and CAMBRIDGE, Mass., Sept. 29, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced the oral presentation of the final readout on primary objectives from Study 102 Dose Expansion—the expansion part of a Phase 1 dose escalation and dose expansion study evaluating potential first-in-class radioenhancer NBTXR3 for elderly patients with locally advanced head and neck cancer—at the 65th Annual Meeting of the American Society for Radiation Oncology (ASTRO). These data have also been selected for inclusion in two scientific highlight sessions for review and discussion during the congress.

Oral Presentation Highlights

ABSTRACT #55260: Novel Radioenhancer NBTXR3 Activated by Radiotherapy in Cisplatin-ineligible Locally Advanced HNSCC Patients: Final Results of a Phase 1 Trial

· Date/Time:	Wednesday, October 4, 2023, 3:00 PM EDT / 9:00 PM CEST
· Session:	Head and Neck - Augmenting the Potential of Radiation Therapy with Novel Therapeutics and Imaging
· Presenter:	Dr. Christophe Le Tourneau, Institut Curie, Paris, France
· Location:	Room 1, San Diego Convention Center, San Diego, California

This oral presentation at ASTRO will be followed by a conference call on Thursday, October 5, 2023, at 8:00 AM EDT / 2:00 PM CEST. During the call, Laurent Levy, chief executive officer, will review the Study 102 final data before taking questions from participants.

Details for the call are as follows:
Live (US): 1-877-423-9813
Live France: 0 800 912 848
Live (international): 1-201-689-8573
Call me™: click here

Participants can use guest dial-in numbers above and be answered by an operator or they can click the Call me™ link for instant telephone access to the event (dial-out). The Call me™ link will be made active 15 minutes prior to scheduled start time. A live webcast of the call may be accessed by visiting the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Cautionary Statement

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “additional”, “aim”, “continue”, “could”, “drive”, “enable”, “expect”, “further”, “look forward”, “may”, “ongoing”, “potential”, “promise”, “realize”, “subject to”, “success-based”, “up to”, “will”, and “would” or the negative of these and similar expressions. These forward-looking statements, which are based on the management’s current expectations and assumptions and on information currently available to management, include statements about the overall development of NBTXR3, including the timing and progress of clinical trials; the development of NBTXR3 pursuant to the license agreement with Janssen (the “Agreement”) and the potential payments for which Nanobiotix is eligible under the Agreement; the potential for, and possible size of, the proposed equity investment by JJDC; and the financial position of Nanobiotix. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties; the risks arising from Nanobiotix’s reliance on Janssen to conduct development and commercialization activities with respect to NBTXR3, including the potential for disagreements or disputes under the Agreement; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3 under the Agreement or may exercise its faculty to terminate without cause the Agreement; the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data; and the risk that the Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 24, 2023 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 24,2023, (copies of which are available on www.nanobiotix.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Attachment

  2023-09-29 -- NBTX -- Final Ph1 NBTXR3 Data @ ASTRO -- FINAL (https://ml.globenewswire.com/Resource/Download/4bf7a10c-b1e7-4d6c-90dc-44c47f0553b6)